                         Delmarva Power & Light Company


                       Ratio of Earnings to Fixed Charges
                       ----------------------------------
                             (Dollars in Thousands)
                             ----------------------

                              12 Months
                                Ended                         Year  Ended  December  31,
                               March 31,    ------------------------------------------------------------
                                 1996         1995         1994         1993         1992         1991
                               --------     --------     --------     --------     --------     --------

Net income (1)                 $117,224     $117,488     $108,310     $111,076      $98,526      $80,506
                               --------     --------     --------     --------     --------     --------

Income taxes (1)                 76,205       75,540       67,613       67,102       54,834       43,249
                               --------     --------     --------     --------     --------     --------

Fixed charges:
  Interest on long-term
   debt including
   amortization of
   discount, premium
   and expense                   67,714       65,572       61,128       62,651       66,976       68,133
  Other interest                 10,796       10,353        9,336        9,245        8,449       10,192
                               --------     --------     --------     --------     --------     --------
   Total fixed charges           78,510       75,925       70,464       71,896       75,425       78,325
                               --------     --------     --------     --------     --------     --------

Nonutility capitalized
  interest                         (305)        (304)        (256)        (246)        (231)        (143)
                               --------     --------     --------     --------     --------     --------

Earnings before income
  taxes and fixed
  charges                      $271,634     $268,649     $246,131     $249,828     $228,554     $201,937
                               ========     ========     ========     ========     ========     ========

Ratio of earnings to
  fixed charges                    3.46         3.54         3.49         3.47         3.03         2.58

For purposes of computing the ratio, earnings are net income plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, plus the interest factor associated with the Company's major leases, and one-third of the remaining annual rentals.

(1) Net income and income taxes related to the cumulative effect of a change in accounting for unbilled revenues recorded in 1991 are excluded from the computation of this ratio.

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